UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 000-52145

RAINCHIEF ENERGY INC.
(Translation of registrant's name into English)

885 West Georgia Street, Suite 1500
Vancouver, BC V6C 3E8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 27, 2012, RainChief Energy Inc. (the “Company”) issued a news release announcing that it has entered into a letter of intent dated January 25, 2012 with Nueva Oil & Gas Corporation, whereby the Company can earn up to a 90% working interest in certain oil and gas leases in Curry Country, New Mexico that Nueva Oil & Gas Corporation will option from Amato Exploration Ltd.

Copies of the news release and letter of intent are attached as exhibits hereto.

EXHIBITS

99.1	News Release dated January 27, 2012
99.2	Letter of Intent with Nueva Oil & Gas Corporation dated January 25, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rainchief Energy Inc.
(Registrant)

Date: January 27, 2012	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	President